
January 25, 2007

Mail Stop 3561

Mr. Gary Perschbacher
Chief Financial Officer
YP Corp.
4840 East Jasmine Street, Suite 105
Mesa, Arizona 85205

> **Re:** **YP Corp.**
> **4.01 Form 8-K dated January 1, 2007**
> **Filed January 22, 2007**
> **File No. 0-24217**

Dear Mr. Perschbacher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   The second paragraph of the former accountants' letter in Exhibit 16 refers to "paragraph (a)(1) of Item 4.01 of such Current Report on Form 8-K", when there is no such paragraph number in the text of your Form 8-K. Please file a revised letter from your former accountant's, Epstein, Weber & Conover, stating whether they agree with your Item 304 disclosure insofar as it pertains to their firm, or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-B.

As appropriate, please file your supplemental response and amendment via EDGAR in response to these comments within five business days after the date of this letter or tell us when you will provide us with a response. Please contact the staff immediately if you require longer than 5 business days to respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call the undersigned at (202) 551-3237.

Sincerely,

Maureen Bauer
Staff Accountant